SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               -------------

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)


                             NEOFORMA.COM, INC.
          -------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
          -------------------------------------------------------
                       (Title of Class of Securities)

                                640475 10 7
          -------------------------------------------------------
                               (CUSIP Number)

                              Marcea B. Lloyd
                 Senior Vice President and General Counsel
                                 VHA, Inc.
                       220 East Las Colinas Boulevard
                          Irving, Texas 75039-5500
                               (972) 830-0000
          -------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  COPY TO:

                          C. Kevin Barnette, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                          Washington, D.C., 20005
                               (202) 371-7000

                              January 25, 2001
          -------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .




CUSIP NO.   640475  10  7              13D
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VHA INC. (IRS Employer Identification Number 38-2182248)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
      NOT APPLICABLE                                                (b) |_|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      WC
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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  NUMBER OF           7     SOLE VOTING POWER       88,946,870
   SHARES             -------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER     0
  OWNED BY            -------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER  88,946,870
  REPORTING           -------------------------------------------------------
 PERSON WITH          10    SHARED DISPOSITIVE POWER0
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      88,946,870
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           |_|
      NOT APPLICABLE
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      48.8% (BASED ON AN AGGREGATE OF 182,279,922 SHARES OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
-----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
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      This Amendment No. 2 (this "Amendment") to the Statement on Schedule
13D filed by VHA, Inc., a Delaware corporation ("VHA"), on August 7, 2000 and first amended on October 19, 2000 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma.com, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the meaning ascribed to them in the
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following:

            VHA obtained the $20,000,000 used to purchase the New Shares (as defined in Item 4) from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following:

            On January 25, 2001, VHA and Neoforma entered into (1) a Common Stock Purchase Agreement (the "Stock Purchase Agreement") and (2) together with Novation, LLC, a Delaware limited liability company ("Novation"), University HealthSystem Consortium, an Illinois limited liability company, and Healthcare Purchasing Partners International, LLC, a Delaware limited liability company, a Second Amended and Restated Outsourcing and Operating Agreement (the "New Outsourcing Agreement"), amending and restating the Outsourcing and Operating Agreement, dated as of March 30, 2000 and the Amended and Restated Outsourcing and Operating Agreement, dated as of May 24, 2000.

            Pursuant to the Stock Purchase Agreement, VHA purchased from Neoforma 11,834,320 shares of Common Stock (the "New Shares") at a purchase price of $1.69 per share. Including this purchase, VHA owns 88,946,870 shares of Common Stock. This amount represents 48.8% of the issued and outstanding shares of Common Stock, based on an aggregate of 182,279,922 shares estimated to be outstanding. VHA acquired the New Shares for investment purposes.

            Under the New Outsourcing Agreement, among other things, Novation will guarantee a gross volume based fee to Neoforma for all purchases through Marketplace@Novation(TM), the Internet supply chain solution powered by Neoforma. The revised agreement is expected to increase the revenue to Neoforma from Marketplace@Novation transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Amendment and is incorporated herein by reference.

      Except as set forth in Schedule A hereto, since the filing of the Amendment to the Statement on Schedule 13D, filed by VHA on October 19, 2000, none of the directors and executive officers of VHA (the "Covered Persons") have purchased or sold any of the shares of Common Stock.

      By reason of their status as directors and/or executive officers of VHA, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned by VHA. VHA has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned by VHA.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by adding the following:

            Pursuant to the Stock Purchase Agreement, from and after January 25, 2001 (the "Closing") through the fifth anniversary of the Closing (the "Fifth Anniversary") and for as long after the Fifth Anniversary as VHA beneficially owns greater than 49.9% of the then outstanding Common Stock, VHA is required to vote all New Shares it holds or is entitled to vote in proportion to the votes cast by all other stockholders of Neoforma in connection with each matter submitted to Neoforma's stockholders for approval. In the event VHA beneficially owns greater than 35% but less than 49.9% of the then outstanding Common Stock, the New Shares shall be considered Excess Shares (as such term is defined in the Amendment to Amended and Restated Common Stock and Warrant Agreement, dated as of October 18, 2000, by and between Neoforma and VHA (the "Common Stock and Warrant Agreement Amendment")).

            In connection with the purchase and sale of the New Shares, VHA, Neoforma and certain other parties to the Registration Rights Agreement entered into Amendment No. 1 thereto ("Amendment No. 1"). Amendment No. 1, among other things, adds the New Shares to the securities of Neoforma that VHA is entitled to have registered in accordance with the Registration Rights Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      References to and descriptions of the Stock Purchase Agreement, Amendment No. 1 and the Common Stock and Warrant Agreement Amendment as set forth herein are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and Amendment No. 1 attached hereto in Exhibit
2.1 and Exhibit 2.2, respectively, and the copy of the Common Stock and Warrant Agreement Amendment referred to in Exhibit 2.3 and are incorporated herein in their entirety where such references and descriptions appear.

      Exhibit 2.1 Common Stock Purchase Agreement, dated as of January 25, 2001, by and between Neoforma.com, Inc. and VHA, Inc.

      Exhibit 2.2 Amendment No. 1 to Registration Rights Agreement, dated as of January 24, 2001, by and among Neoforma.com, Inc. and certain investors.

      Exhibit 2.3 Amendment to Amended and Restated Common Stock and Warrant Agreement, dated as of October 18, 2000, by and between Neoforma.com, Inc. and VHA Inc. (incorporated by reference to the Amendment to the Statement on
                    Schedule 13D, filed by VHA on October 19, 2000
                    (File No. 005-58839)).



                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2001


                                    VHA INC.


                                    By:  /s/  Marcea B. Lloyd
                                         --------------------------------
                                         Marcea B. Lloyd
                                         Senior Vice President and
                                         General Counsel




                                                              SCHEDULE A


                      DIRECTORS AND EXECUTIVE OFFICERS
                                OF VHA INC.

      Except as set forth below, (i) the principal business address of each of the directors and executive officers of VHA Inc. is 220 East Las Colinas Boulevard, Irving, Texas 75039-5500, (ii) the country of citizenship of each of the directors and executive officers of VHA Inc. is the United States and (iii) since the filing of the Amendment to the Statement on
Schedule 13D by VHA on October 19, 2000, none of the directors and executive officers of VHA, Inc. have effected any transaction involving shares of Common Stock of Neoforma.com, Inc.


                                                       BUSINESS ADDRESS/CITIZENSHIP/
                                                       TRANSACTIONS AND OWNERSHIP
        NAME                PRINCIPAL OCCUPATION       IN NEOFORMACOMMON STOCK
----------------------      --------------------       -----------------------------
DIRECTORS

C.H. Beck, Jr., M.D.        Sr. Vice President,        4275 Campus Point Ct.
                            ScrippsHealth              San Diego, CA  92121

David Bernd                 President/CEO,             6015 Poplar Hall Dr.
                            Sentara Health System,     Norfolk, VA  93502
                              Inc.                     Bought 10,000 shares on

                                                       10/24/00 at $2.156 per share,
                                                       1,000 shares on 10/31/00 at
                                                       $1.781 per share, 10,000
                                                       shares on 11/22/00 at $1.688
                                                       per share and 10,000 shares
                                                       on 12/4/00 at $1.469 per
                                                       share all in brokerage
                                                       transactions.

Patrick G. Hays, FACHE      President, Senior          105B West Delaware Place
                            Consultant                 Chicago, IL  60610

Van R. Johnson              President & CEO,           Capital Mall
                            One Sutter Health          Sacramento, CA 95814

Sallye A. Liner, R.N.       EVP/COO,                   3333 Silas Creek Pkwy
                            Forsyth Medical Center     Winston-Salem, NC  27103

John C. McMeekin            President/CEO,             100 W. Sproul Rd.
                            Crozer-Keyston Health      Springfield, PA  19064
                              System

Terri L. Potter             President/CEO,             202 S. Park Street
                            Meriter Health System      Madison, WI  53715

Thomas M. Priselac          President/CEO,             8700 Beverly Blvd.
                            Cedars-Sinai Health        Los Angeles, CA  90048
                              System

Ron R. Rees                 President/CEO,             1041 Dunlawton Avenue
                            Halifax-Fish Community     Port Orange, FL  32119
                              Health

Marilyn M. Rymer, M.D.      Office Research Admin.,    4401 Wornall Rd.
                            St. Luke's Hospital of     Kansas City, MO  64111
                            Kansas City Inc.

C. Thomas Smith             President/CEO, VHA Inc.

James W. Varnum             President,                 One Medical Center Drive
                            Dartmouth-Hitchcock        Lebanon, NH  03756
                              Alliance                 Bought 2,000 shares on
                                                       8/31/00 at $3.125 per share
                                                       in brokerage transaction.

Anthony E. Watkins, M.D.    President,                 10 Irving Street NW
                            Washington Hospita1        Washington, DC  20010
                              Center

Dan S. Wilford              President/CEO,             7737 Southwest Frwy.
                            Memorial Hermann           Houston, TX  77074
                              HealthCare System

Joseph A. Zaccagnino        President/CEO,             20 York Street
                            Yale-New Haven Health      New Haven, CT  06504
                              System

EXECUTIVE OFFICERS

Kim Alleman                 Senior Vice President

Stuart B. Baker, M.D.       Executive Vice
                            President

Daniel P. Bourque           Group Senior Vice          1200 New Hampshire Ave., NW
                            President                  Washington, DC 20036
                                                       Bought 2,000 shares on
                                                       11/2/00 at $1.97 per share
                                                       in brokerage transaction.

J. Donald Caccia            Group Senior Vice          200 Berwyn Park
                            President                  Berwyn, PA  19312
                                                       Bought 2,500 shares on
                                                       11/14/00 at $2.1875 per share
                                                       in brokerage transaction.

Stacy Cinatl                Senior Vice President

John J. Collins, Jr., M.D.  Senior Vice President      Bought 2,600 shares on
                                                       10/31/00 at $1.78125 per
                                                       share in brokerage
                                                       transaction.

Mike Cummins                Senior Vice President

Michael J. Daly             Group Senior Vice          200 Berwyn Park
                              President,               Berwyn, PA  19312
                            VHA East Coast, LLC

K. Jeffery Hayes            Senior Vice President/
                            Business Operations

Marcea Bland Lloyd          Senior Vice President/     Bought 3,000 shares on
                            General Counsel            10/25/00 at $1.9375 per share
                                                       in brokerage transaction.

Donald McCall               Group Senior VP,
                            Business Operations

Mark McKenna                President,                 125 E. John Carpenter Frwy.
                            Novation, LLC              Irving, TX  75062

Curt Nonomaque              Executive VP/Chief         LLC, 50% owned by Mr.
                            Financial Officer          Nonomaque, bought 104,100
                                                       shares between 10/25/00 and
                                                       11/27/00 at an average price
                                                       of $2.1146 per share in
                                                       brokerage transactions.

Andrea Overman              Senior VP/Marketing
                            and Communications

Marlowe Senske              Executive Vice             Bought 7,100 shares on
                            President                  11/2/00 at $1.5 per share
                                                       in brokerage transaction.